                                                                    EXHIBIT 11.1


                     FEDERAL EXPRESS CORPORATION AND SUBSIDIARIES
                       COMPUTATION OF EARNINGS (LOSS) PER SHARE

  Net income (loss) applicable to common and common equivalent shares and the weighted average number of shares used in the calculation of earnings (loss) per share for the three- and six-month periods ended November 30, 1993 and 1992 were as follows (in thousands, except per share amounts):

                                          Three Months            Six Months
                                       Ended November 30,     Ended November 30,
                                      -------------------    -------------------
                                        1993       1992        1993       1992
                                      --------   --------    --------   --------

Income before cumulative effect
  of change in accounting
  principle.........................  $ 59,691   $ 35,401    $ 92,542   $ 45,549
Cumulative effect of change in
  accounting for postretirement
  benefits..........................         -          -           -    (55,943)
                                      --------   --------    --------   --------
Net income (loss) applicable to
  common and common equivalent
  shares............................  $ 59,691   $  35,401   $ 92,542   $(10,394)
                                      ========   =========   ========   ========

Average shares of common stock
  outstanding.......................    55,143      54,138     54,965     54,125
Common Equivalent Shares:
  Assumed exercise of outstanding
    dilutive options................     3,353       1,879      2,667      1,875
  Less shares repurchased from
    proceeds of assumed exercise
    of options......................    (2,646)     (1,725)    (2,114)    (1,716)
                                      --------   ---------    -------   -------

Average common and common
  equivalent shares.................    55,850      54,292     55,518     54,284
                                      ========   =========    =======   ========

Earnings (loss) per share:
  Before cumulative effect of
    change in accounting principle..  $   1.07   $     .65   $   1.67  $     .84
  Cumulative effect of change in
    accounting for postretirement
    benefits........................         -           -          -      (1.03)
                                      --------   ---------   --------  ---------

Net earnings (loss) per share.......  $   1.07   $     .65   $   1.67  $    (.19)
                                      ========   =========   ========  =========

  The computation of the number of shares repurchased from the proceeds of the assumed exercise of outstanding dilutive options is based upon the average market price of the Company's common stock during the periods. Common equivalent shares are excluded in periods in which their assumed exercise would have an anti-dilutive effect.

  Fully diluted earnings per share are substantially the same as earnings per share for the three- and six-month periods ended November 30, 1993 and 1992, respectively.